

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 27, 2010

Mr. Edward T. Higase
Managing Director
Global Crossing (UK) Telecommunications Limited
Global Crossing (UK) Finance Plc
1 London Bridge
London, SE1 9BG
United Kingdom

> **RE: Global Crossing (UK) Telecommunications Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 8, 2010**
> **File No. 333-126464-01**
>
> **Global Crossing (UK) Finance Plc**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 8, 2010**
> **File No. 333-126464**

Dear Mr. Higase:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 2. Accounting policies, page F-8

Impairment of intangible and tangible assets, page F-14

1. Tell us whether you allocate independent future cash flows to individual assets. If individual assets do not generate future cash flows independently of other assets, addressing paragraphs 66 to 73 of IAS 36, explain for us in detail the methodology you use to identify the smallest cash-generating unit as defined in paragraph 6 of IAS 36.

Borrowing Costs, page F-17

2. You state that you expense borrowing costs as incurred. Tell us the nature of these borrowing costs and how this policy complies with the guidance in IAS 23.

Note 22. Retirement benefit schemes, page F-38

3. We note that your pension obligations are assessed by an actuary on the basis of triennial valuations, with annual interim updates. Explain this policy for us in more detail and clarify how you determine the present value of the benefit obligation at the end of a reporting period for which you did not perform a valuation. In addition, you state that the most recent formal valuation of the Global Scheme was at March 31, 2006. Tell us why you did not perform a valuation during 2009 for this plan.

Note 24. Related party transactions, page F-42

Transactions with Group Companies, page F-43

4. Please explain to us your basis for classifying amounts received as a result of providing voice termination services and leasing certain assets to other Group companies as reductions of costs of sales in the statement of comprehensive income.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director